UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A  .

2012 First Quarter Preliminary Operating Results

On April 27, 2012, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2012. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures presented herein are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		1Q 2012	4Q 2011	% Change Increase (Decrease) (Q to Q)	1Q 2011	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	6,900,937	5,969,498	15.60	6,449,173	7.0
	Cumulative	6,900,937	26,484,343	—	6,449,173	7.0

Operating Income	Specified Quarter	811,604	435,080	86.54	1,010,554	(19.69)
	Cumulative	811,604	3,398,334	—	1,010,554	(19.69)

Income before Income Taxes	Specified Quarter	806,305	375,944	114.47	1,016,507	(20.68)
	Cumulative	806,305	3,260,806	—	1,016,507	(20.68)

Net Income**	Specified Quarter	603,186	219,069	175.34	757,550	(20.38)
	Cumulative	603,186	2,373,026	—	757,550	(20.38)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

2.	Operating results of Kookmin Bank (consolidated)

(Won in millions, %)		1Q 2012	4Q 2011	% Change Increase (Decrease) (Q to Q)	1Q 2011*	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	5,180,348	4,590,232	12.86	5,756,706	(10.01)
	Cumulative	5,180,348	22,274,350	—	5,756,706	(10.01)

Operating Income	Specified Quarter	689,723	277,562	148.49	955,996	(27.85)
	Cumulative	689,723	2,806,349	—	955,996	(27.85)

Income before Income Taxes	Specified Quarter	690,386	255,459	170.25	964,308	(28.41)
	Cumulative	690,386	2,761,814	—	964,308	(28.41)

Net Income***	Specified Quarter	524,675	129,931	303.81	740,470	(29.14)
	Cumulative	524,675	2,046,538	—	740,470	(29.14)

*	Includes income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

3.	Operating results of KB Kookmin Card Co., Ltd. (consolidated)

(Won in millions, %)		1Q 2012	4Q 2011*	% Change Increase (Decrease) (Q to Q)
Operating Revenue**	Specified Quarter	723,250	789,975	(8.45)
	Cumulative	723,250	2,426,030	—

Operating Income	Specified Quarter	92,802	141,650	(34.48)
	Cumulative	92,802	412,566	—

Income before Income Taxes	Specified Quarter	93,037	141,972	(34.47)
	Cumulative	93,037	410,797	—

Net Income***	Specified Quarter	71,106	114,713	(38.01)
	Cumulative	71,106	319,794

*	The cumulative figures herein cover the ten-month period from March 1 to December 31, 2011. KB Kookmin Card Co., Ltd. was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 27, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO